
BRISTOL GOLD
BRISTOL GOLD PROPERTY
Courtenay
Parksville
Port Alberni
Nanaimo
North Vancouver (City)
Burnaby
Coquitlam
New Westminster
Richmond
Surrey
Langley (City)
White Rock
Abbotsford
Chilliwack
Legend
Provincial Boundary (1:2M)
NTS Grid
Transportation - Points (1:2M)
Transportation - Lines (1:2M)
Water - Points (1:2M)
Water - Lines (1:2M)
Water - Polygons (1:2M)
Major Cities
Scale: 1:1,500,000
Map center: 50°3' N, 123°46' W
0
26
52 km.
This map is a user generated static output from an Internet mapping site and is for general reference only. Data layers that appear on this map may or may not be accurate, current, or otherwise reliable. THIS MAP IS NOT TO BE USED FOR NAVIGATION.

Fig. 1 BRISTOL GOLD PROPERTY BC LOCATION MAP


BRISTOL GOLD
BRISTOL GOLD PROPERTY
Spruce Lake Protected Area
GOLD BRIDGE
BRALORNE
Fort St. John
Quesnel
Williams Lake
Vancouver
Victoria
Legend
Indian Reserves
National Parks
Parks
Mineral Tenures (Mineral - LRDW)
Mineral Claim
Mineral Lease
Reserves (Mineral - LRDW Sites)
Placer Claim Designation
Placer Lease Designation
No Staking Reserve
Conditional Reserve
Release Required Reserve
Surface Restriction
Recreation Area
Others
Mining Division (MTO)
Survey Parcels
BCGS Grid
Contours (1:250K)
Contour - Index
Contour - Intermediate
Areas of Exclusion
Annotation (1:250K)
Transportation - Points (1:250K)
Airfield
Anchorage - Seaplane
Ferry Route
Heliport
Seaplane Base
Air Field
Airport
Air Feature - Condition Unknown
0
2.75
5.5 km
Map center: 50°49' N, 122°42' W
Scale: 1:150,000
This map is a user generated static output from an Internet mapping site and is for general reference only. Data layers that appear on this map may or may not be accurate, current, or otherwise reliable. THIS MAP IS NOT TO BE USED FOR NAVIGATION.

Fig. 2 BRISTOL GOLD PROPERTY REGIONAL LOCATION MAP


BRISTOL GOLD
DL 3213
DL 3017
E
R
DL 6567, BRISTOL NO. 18 MC
DL 6566, BRISTOL NO. 17 MC
DL 6565, BRISTOL NO. 16 MC
DL 6564, BRISTOL NO. 15 MC
BRISTOL NO. 14 MC
DL 6562, BRISTOL NO. 13 MC
BRISTOL GOLD PROPERTY
0
275
550 m.
Map center: 50° 50' 17" N, 122° 31' 23" W
This map is a user generated static output from an Internet mapping site and is for general reference only. Data layers that appear on this map may or may not be accurate, current, or otherwise reliable. THIS MAP IS NOT TO BE USED FOR NAVIGATION.
Legend
Indian Reserves
National Parks
Parks
Mineral Tenures (Mineral - LRDW)
Mineral Claim
Reserves (Mineral - LRDW Sites)
Placer Claim Designation
No Staking Reserve
Surface Restriction
Others
Mining Division (MTO)
Integrated Cadastral Fabric
Survey Parcels
BCGS Grid
Contours (TRIM)
Contour - Index
Contour - Intermediate
Annotation (1:20K)
Transportation - Points (TRIM)
Scale: 1:15,000

Fig. 3 BRISTOL GOLD PROPERTY MAP


550300
Carpenter Lake
Mississippian to Jurassic
Bridge River Group
Cherty Quartzite, Argillite,
Metabasalt, Limestone
904142
Bristol Gold
Property
SCALE 1 : 20,000
500
0
500
1,000
1,500
METERS
Bristol Gold Property
Bralorne Area, BC
N

Fig. 4 REGIONAL GEOLOGY OF THE BRISTOL GOLD PROPERTY


LEGEND
GEOLOGICAL BRANCH
ASSESSMENT REPORT
19,622
WESTMIN
Westmin Mines Limited
BRISTOL GOLD PROJECT
Bristol Crown Grants 13 and 15-18
SOIL GEOCHEMISTRY
GOLD (ppb)
CARPENTER
LAKE

Fig. 5 WESTMIN GOLD IN SOIL GEOCHEMICAL SURVEY